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                                                                EXHIBIT 3(ii)(b)

                        R. R. DONNELLEY & SONS COMPANY
                             AMENDMENT TO BY-LAWS

The following section of the By-Laws was amended by the Board of Directors on October 27, 1994 to read as follows:

     RESOLVED, that Section 2.1 of the Company's By-Laws be and hereby is amended to delete the second sentence thereof in its entirety and to substitute the following therefor:

          "Such meeting shall be held at eight o'clock in the morning or such other time during normal business hours as may be fixed by the Board of Directors and stated in the notice of the meeting."